SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 March 15, 2005


                         Commission File Number 1-12752


                               Glassworks of Chile
                 (Translation of registrant's name into English)


                                   Hendaya 60
                                   Las Condes
                                 Santiago, Chile
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]

[LOGO] Cristalchile

NYSE: CGW
Santiago: CRISTALES
www.cristalchile.com

CONTACT IN SANTIAGO:
Ricardo Dunner S.
Head of Investor Relations
PH:  (562) 787-8855
FAX:  (562) 787-8800
EMAIL:  ir@cristalchile.cl

                                                      FOR IMMEDIATE RELEASE


                  CRISTALERIAS DE CHILE REPORTS ITS RESULTS FOR
              FOURTH QUARTER AND FULL YEAR ENDED DECEMBER 31, 2004




Santiago, Chile (March 14, 2005) - Cristalerias de Chile S.A. ("Cristalerias"), a Chilean conglomerate and the largest producer of glass containers in Chile, today announced its results for the fourth quarter and full year ended December 31, 2004. All figures have been prepared according to Chilean GAAP and are restated for general price-level changes and expressed in US Dollars at Ch$557.40/US$1, the exchange rate at the close of December 31, 2004.

4Q04 HIGHLIGHTS (vs. 4Q03):
o  Consolidated sales increased 4.2%
o  Operating income up 10.9%
o  EBITDA up 9.0%
o Non-operating income of US$3.1 million in 4Q04 compared to a US$12.4 million non-operating loss in 4Q03.
o  Net income of US$19.1 million, compared to US$7.4 million net income in 4Q03.
o  Earnings per ADR reached US$0.89

YE 2004 HIGHLIGHTS (vs. YE 2003):
o  Consolidated sales increased 5.4%
o  Operating income up 5.4%
o  EBITDA up 5.3%
o Non-operating loss of US$10.5 million compared to a loss of US$51.5 million in 2003.
o Net income reached US$44.6 million compared to US$11.8 million income reported in 2003.
o  Earnings Per ADR reached US$2.09

                              CONSOLIDATED REVENUE
(in US$ millions)                   4Q04     4Q03     4Q04 vs.4Q03     YE04

TOTAL REVENUE                       89.3     85.8         4.2%        329.5
  Cristalchile (glass containers)   36.9     37.1        -0.4%        136.4
  Vina Santa Rita (wine)            38.9     38.0         2.3%        149.3
  CIECSA (media)                    17.3     14.4        19.8%         55.0
   Adjustments                       3.8      3.7         N/A          11.2

                               RELATED COMPANIES
  Metropolis-Intercom (cable TV)    20.9    20.8          0.7%         81.7
  Envases CMF (plastic containers)  20.7    17.4         19.1%         62.8

                          FOURTH QUARTER 2004 RESULTS

CONSOLIDATED RESULTS

During 4Q04, Cristalerias' total consolidated revenue reached US$89.3 million, a 4.2% increase compared to 4Q03. The main factors behind this increase were improved sales in CIECSA (+19.8%) and Santa Rita (+2.3%); partially compensated by lower sales in the glass container business (-0.4%). Adjustments for factors such as intercompany sales reached US$3.8 million during the quarter.

[GRAPHIC OMITTED]
                             4Q04 Revenue Breakdown

                                 Wine       42%
                                 Glass      40%
                                 Media      18%

Consolidated operating income increased by 10.9% during the quarter, totaling US$21.7 million. This includes US$11.1 million from the glass container business (US$13.0 million in 4Q03), US$5.1 million from Santa Rita (US$3.5 million in 4Q03) and US$5.5 million from CIECSA (US$3.2 million in 4Q03).

During 4Q04, Cristalerias net income reached US$19.1 million, compared to US$7.4 million net income in 4Q03. This is mainly explained by a better non-operating result, that passed from a US$12.4 million loss in 4Q03, to a US$3.1 million income in 4Q04. The latter is mainly explained by an income from exchange rate variations that reached US$7.1 million in 4Q04, compared to an US$8.9 million loss in 4Q03; and a net income from subsidiaries that do not consolidate that reached US$1.1 million in 4Q04, compared to a US$1.1 million loss in 4Q03. The net loss from subsidiaries includes a US$1.9 million charge (flat vs. 4Q03) corresponding to goodwill amortization, which does not constitute cash flow.

EBITDA: Operating cash generation reached US$29.0 million, 9.0% over 4Q03. EBITDA margin for 4Q04 was 32.5% (31.0% in 4Q03).

The following analysis explains Cristalerias' results based on individual financial statements, as well as those of its main subsidiaries:



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                                                                             2

PACKAGING BUSINESS

Glass

Glass packaging sales reached US$36.9 million during the quarter, almost flat compared to 4Q03. Volume sales increased by 3.3%, totaling 76,065 tons. Wine bottle sales increased by 5.5%, mainly due an increase in export volumes. Liquor bottle sales increased by 39.6%, due to higher value-added sales of formats for pisco. Containers for the food industry increased by 32.2% due to the development of new containers oriented to agro industrial export products.

Beer bottle sales decreased by 28.4%, due to clients' inventory build-up of returnable formats during the previous quarter and lower sales of one-way formats. Soft-drink bottle sales decreased by 8.2%, mainly due to lower returnable formats sales, as during 4Q03 the 237cc returnable bottle campaign was in force, as well as lower one-way formats sales.

                                      GLASS
                                         4Q04          4Q03        4Q04 vs.
                                                                     4Q03
Net Sales (in Ch$ millions)             20,591        20,675         -0.4%
   Wine                                 12,740        12,080          5.5%
   Beer                                  2,807         3,918        -28.4%
   Soft Drinks                           2,608         2,842         -8.2%
   Liquor                                1,933         1,385         39.6%
   Food                                    442           334         32.2%
   Pharmaceutical                           61           116        -47.7%
Volume in tons                          76,065        73,664          3.3%

Operating income reached US$11.1 million, compared to US$13.0 million in 4Q03. Operating margin was 30.0% (35.0% in 4Q03).

Net earnings for 4Q04 include a non-operating income of US$10.5 million, compared to a US$4.6 million non-operating loss in 4Q03. The latter is mainly explained by an income from exchange rate variations, that reached US$4.7 million in 4Q04, compared to a US$5.2 million loss in 4Q03; in addition to a higher net income from subsidiaries that reached US$8.0 million in 4Q04, compared to US$2.4 million income in 4Q03.

EBITDA: Operating cash generation reached US$16.1 million, compared to US$17.8 million in 4Q03. EBITDA margin was 43.6% (47.9% in 4Q03).



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                                                                             3

Plastic


During 4Q04, Envases CMF posted a US$2.5 million net income, compared to a US$1.3 million income in 4Q03. The latter is mainly due to the operating result, that passed from a US$1.5 million income in 4Q03 to a US$3.3 million income in 4Q04, mainly due to higher sales and fixed costs savings. Total sales reached US$20.7 million, compared to US$17.4 million in 4Q03. Volumes increased by 12.3%, reaching 7,360 tons, while prices rose by 6.6%.

EBITDA: Operating cash generation reached US$5.3 million, compared to US$3.5 million in 4Q03. EBITDA margin was 25.6% (20.1% in 4Q03).






















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                                                                             4

WINE BUSINESS

During 4Q04, Santa Rita's consolidated sales totaled US$38.9 million, 2.3% over 4Q03. The Company's profits came in at US$5.5 million, compared to US$0.4 million in 4Q03, mainly due to a higher non-operating result, that registered a US$2.3 million income from exchange rate variations, compared to a US$ 3.4 million loss in 4Q03.

In the domestic market, Santa Rita's prices increased by 18.0% in real terms, while volumes grew by 1.0% over 4Q03. These conditions led net sales in the domestic market to grow by 19.2% to reach US$19.0 million.

Sales volume in the export market dropped by 13.6% with respect to 4Q03. Net sales reached US$16.6 million, compared to US$18.0 million in 4Q03. Export revenues in real peso terms fell by 15.1% (due to the Chilean peso/US dollar appreciation with respect to 4Q03) reaching US$17.8 million and accounting for 45.8% of total revenues. The average price in Dollars per case in the export market reached US$35.5 (US$33.5 in 4Q03), compared with an industry average of US$24.6 (US$23.4 in 4Q03).


                                     SANTA RITA
                                               4Q04        4Q03      4Q04 vs.
                                                                       4Q03
Net Sales (in Ch$ millions)                   21,695      21,201        2.3%
  Domestic                                    10,600       8,894       19.2%
  Exports                                      9,934      11,699      -15.1%
  Others                                       1,161         608       91.0%
Volume
  Exports (Th cases)                             466         540      -13.6%
  Domestic (Th liters)                        16,568      16,407        1.0%
Price per case - Export Mkt.( US$)              35.5        33.5        6.0%
Avg. price per case - Domestic Mkt. (Ch$)      5,760       4,878       18.0%

Operating income reached US$5.1 million, 43.0% over 4Q03, mainly due to lower marketing expenses. Operating margin was 13.0% (9.3% in 4Q03).

EBITDA: Operating cash generation reached US$7.0 million, 28.0% over 4Q03. EBITDA margin was 18.0% (14.4% in 4Q03).





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                                                                             5

MEDIA BUSINESS

Media Subsidiaries


                              Media Subsidiaries
                              ------------------

                                   CGW
                             |               |
                       98.5% |               | 99.9%
                             |               |
                         CIECSA           Cristalchile
                             |       |   Comunicaciones
                       99.9% | 37.4% |       | 50%
                             |       |       |
                           MEGA      |    Cordillera
                                     |   Comunicaciones
                                 DIARIO      | 95.6%
                               FINANCIERO    |
                                           Metropolis-
                                            Intercom


Television Broadcasting, Financial Printed Press, and Other Media

During 4Q04, CIECSA reported a net income of US$4.5 million, compared to US$3.2 million income in 4Q03.

MEGA, CIECSA's main subsidiary, posted a US$5.3 million net income, compared to a US$2.9 million income in 4Q03. Net sales increased by 20.7% in 4Q04 to reach US$17.1 million. Operating income reached US$5.5 million, 71.7% over 4Q03. MEGA reached the first place in audience share during the quarter with an average viewership share of 27.3% in 4Q04 (27.3% in 4Q03)(FN 1).

EBITDA: CIECSA's operating cash generation reached US$5.9 million, 65.0% over 4Q03. EBITDA margin was 34.0% (24.7% in 4Q03).


Cable Television

Cristalchile Comunicaciones S.A. (Cristalerias' wholly-owned subsidiary), owner of 50% of Cordillera Comunicaciones Ltda., had a net loss of US$1.9 million, compared to a US$2.9 million loss in 4Q03. Similarly, Cordillera Comunicaciones Ltda. (owner of 95.6% of Metropolis-Intercom S.A.) had a net loss of US$3.7 million, compared to a US$5.4 million loss in 4Q03. The aforementioned result includes a goodwill amortization charge of US$1.9 million (flat compared to 4Q03).






---------
1  Measured during total tranmission time.


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                                                                             6

During 4Q04 Metropolis-Intercom S.A. posted a net loss of US$1.9 million, compared to a US$4.0 million loss in 4Q03. This is explained by an improved non-operating result, that passed from a US$2.4 million loss in 4Q03 to a US$1.3 million income in 4Q04, mainly due to a lower loss from exchange rate variations as a consequence of the Chilean peso appreciation and lower interest expenses; partially compensated by a lower operating result mainly due to higher depreciation charges. The company posted sales of US$20.9 million, flat compared to 4Q03. EBITDA reached US$3.5 million, compared to US$3.7 million in 4Q03. The latter includes a US$7.1 million depreciation charge, compared to a US$6.3 million charge in 4Q03, mainly coming from the HFC network acquired in July 2000. The Company ended the period with 224,769 basic subscribers (231,925 in 4Q03), 26,994 premium subscribers (31,499 in 4Q03), 38,158 broad-band Internet subscribers (34,462 in 4Q03) and 10,764 Internet Protocol Telephony subscribers (3,639 in 4Q03).

                                METROPOLIS-INTERCOM
                                      12/31/04       09/30/04       4Q04 vs.
                                                                      3Q04
Basic Subscribers (1)                   224,769        224,657         0.1%
Premium customers                        26,994         27,989        -3.6%
Internet customers                       38,158         38,735        -1.5%
IP Telephony customers                   10,764         10,999        -2.1%
Home Passed                           1,213,768      1,200,112         1.1%


                                                                    4Q04 vs.
                                           4Q04           4Q03        4Q03
Sales (US$ Million)                        20.9           20.8         0.7%
EBITDA (US$ Million)                        3.5            3.7        -7.3%
Net Income (Loss) (US$ Million)            (1.9)          (4.0)       51.2%

(1) Includes Premium, Internet and IP Telephony customers.












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                                                                             7

                   FULL YEAR ENDED DECEMBER 31, 2004 RESULTS

                                [GRAPHIC OMITTED]
                             YE04 Revenue Breakdown

                                  Wine     44%
                                  Glass    40%
                                  Media    16%

CONSOLIDATED RESULTS

The Company consolidates its results with those of Vina Santa Rita, CIECSA, Cristalchile Comunicaciones, Cristalchile Inversiones and Apoger. During 2004, Cristalerias' total consolidated revenue reached US$329.5 million, 5.4% over 2003. The main factors behind this growth include improved sales in the wine (+8.4%) and media (+12.6%) businesses; partially compensated by lower sales in the glass container business (-0.5%).

Consolidated operating income reached US$73.0 million, 5.4% over 2003. This includes US$44.1 million from the glass container business (US$44.8 million in 2003), US$17.4 million from Santa Rita (US$17.9 million in 2003) and US$11.2 million from CIECSA (US$6.5 million in 2003).

During 2004, Cristalerias' net income was US$44.6 million, compared to US$11.8 million in 2003. This is mainly explained by a lower non-operating loss, that passed from a US$51.5 million loss in 2003 to a US$10.5 million loss in 2004. The latter is mainly explained by an income from exchange rate variations of US$11.4 million in 2004, compared to a US$31.4 million loss in 2003. The net loss from subsidiaries that do not consolidate decreased to reach US$6.1 million, from US$8.3 million loss in 2003. This figure includes a US$7.6 million charge (flat with respect to 2003) corresponding to goodwill amortization, which does not constitute cash flow.

EBITDA: Operating cash generation reached US$101.4 million, 5.3% over 2003. EBITDA margin remained at 30.8%.

The following analysis explains Cristalerias' results based on individual financial statements, as well as those of its main subsidiaries:







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                                                                             8

PACKAGING BUSINESS

Glass

The Company had non-consolidated sales of US$136.4 million, compared to US$137.1 million in 2003. Volume sales increased by 5.1%, reaching 273,000 tons. Wine bottle sales increased by 8.2% during the year mainly due to higher bottled wine export volumes. Liquor bottle sales increased by 8.4%, mainly due to higher value-added sales of pisco. Sales of containers for the food industry increased due to development of new containers oriented to agro industrial export products.

Soft drink bottle sales decreased by 10.6% due to lower sales of returnable formats, given that last year sales were higher due to the 237cc bottle campaign. One-way bottles increased due to higher sales of juice bottles. Beer bottle sales decreased by 32.5%, mainly due to lower sales of one-way formats as a consequence of a lower participation of this kind of containers in overall beer sales.

                                      GLASS
                                                             YE04 vs.
                                      YE04        YE03         YE03
Net Sales (in Ch$ millions)          76,048       76,413       -0.5%
  Wine                               51,463       47,581        8.2%
  Soft Drinks                         8,400        9,391      -10.6%
  Beer                                7,792       11,539      -32.5%
  Liquor                              6,400        5,904        8.4%
  Food                                1,666        1,593        4.6%
  Pharmaceutical                        325          405      -19.7%
Volume in tons                      273,000      259,639        5.1%

Operating income reached US$44.1 million, compared to US$44.8 million in 2003, since higher sales volume were compensated by a 5.3% decrease in average prices, mainly as a consequence of the appreciation of the Chilean peso against the US dollar during 2004 when compared to 2003. Operating margin was 32.3% (32.7% in 2003).

Net earnings for the year include a non-operating income of US$8.1 million, compared to a non-operating loss of US$30.3 million in 2003. This is mainly explained by a US$7.0 million income from exchange rate variations (US$23.3 million loss in 2003) and a net income from subsidiaries that reached US$8.9 million (US$0.5 million loss in 2003).

EBITDA: Operating cash generation reached US$63.5 million, 0.8% over 2003. EBITDA margin was 46.5% (45.9% in 2003).


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Plastic

During 2004 Envases CMF posted a US$3.9 million net income, compared to a US$2.6 million income in 2003. Volumes increased by 1.2%, reaching 23,522 tons, due to higher domestic and export sales of soft drinks returnable and one-way bottles; partially compensated by lower pre-forms export volumes. Prices decreased by 1.7% influenced by a lower Chilean peso/US Dollar exchange rate. Total sales reached US$62.8 million, flat compared to 2003. Operating income reached US$6.9 million, 23.9% over 2003, mainly due to fixed costs savings, as well as a better sales mix. The non-operating loss reached US$2.3 million, compared to a US$2.2 million loss in 2003.

EBITDA: Operating cash generation reached US$14.8 million, compared to US$13.8 million in 2003. EBITDA margin was 23.6% (21.8% in 2003).



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                                                                            10

WINE BUSINESS

During 2004, Santa Rita's consolidated sales totaled US$149.3 million, 8.4% over 2003. The Company's profits came in at US$15.2 million, compared to US$7.2 million in 2003, due to an improved non-operating result, that passed from a US$9.5 million loss in 2003 to a US$0.7 million income in 2004. The latter is mainly due to a US$4.3 million income from exchange rate variations in 2004, compared to a US$7.2 million loss in 2003.

In the domestic market, Santa Rita's volumes remained almost flat with respect to 2003. Prices rose by 14.7% in real terms. These conditions led net sales in the domestic market to grow by 15.1%, to reach US$68.5 million.

Sales volume in the export market grew by 9.7% with respect to 2003. Net sales reached US$67.8 million, 13.2% over 2003. Export revenues in real peso terms increased by 0.6% (due to the Chilean peso/US dollar appreciation with respect to 2003), representing 50.6% of total revenues. The average price in dollars per case reached US$34.2 (US$33.1 in 2003), compared with an industry average of US$24.1 (US$23.5 in 2003).

By markets, the export increase breakdown is as follows: Europe, +14.1%, USA, +15.1%, Latin America, +7.3%; partially offset by lower sales to Canada, -7.4% and Asia+Africa, -10.4%.

                                     SANTA RITA
                                                 YE04        YE03      YE04 vs.
                                                                         YE03
Net Sales (in Ch$ millions)                     83,232      76,813        8.4%
  Domestic                                      38,204      33,199       15.1%
  Export                                        42,121      41,862        0.6%
  Others                                         2,907       1,752       65.9%
Volume
  Exports (Th cases)                             1,985       1,809        9.7%
  Domestic (Th liters)                          64,745      64,547        0.3%
Price per case - Export Mkt.( US$)                34.2        33.1        3.1%
Avg. price per case - Domestic Mkt. (Ch$)        5,310       4,626       14.7%

Operating income reached US$17.4 million, compared to US$17.9 million in 2003, due to higher costs of musts, as well as a lower peso/US$ exchange rate that affected export returns. Operating margin was 12.0% (13.0% in 2003).

EBITDA: Operating cash generation reached US$25.1 million, almost flat compared to 2003. EBITDA margin was 16.8% (18.3% in 2003).



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                                                                            11

MEDIA BUSINESS

Television Broadcasting, Financial Printed Press and Other Media

During 2004, CIECSA reported a net income of US$8.3 million, compared to a US$4.7 million income in 2003.

MEGA, CIECSA's main subsidiary, had a US$9.1 million net income, compared to US$4.8 million income in 2003. Net sales increased by 11.9% reaching US$53.9 million, as higher audience share has resulted in higher sales. Operating income increased by 65.9%, reaching US$10.7 million. MEGA reached the first place in audience share during the year with an average viewership share of 26.7% (24.6% in 2003)(FN 2).

EBITDA: CIECSA's operating cash generation reached US$12.6 million, 58.3% over 2003. EBITDA margin was 22.9% (16.3% in 2003).


Cable Television

Cristalchile Comunicaciones S.A. (Cristalerias wholly-owned subsidiary), owner of 50.0% of Cordillera Comunicaciones Ltda. had a net loss of US$11.9 million, compared to a US$12.5 million net loss in 2003. Similarly, Cordillera Comunicaciones Ltda. (owner of 95.6% of Metropolis-Intercom S.A.) posted a net loss of US$22.9 million, compared to a net loss of US$24.9 million in 2003. The aforementioned result includes a goodwill amortization charge of US$7.6 million (flat compared to 2003).

----------
2  Measured during total transmission time.
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                                                                            12

During 2004 Metropolis-Intercom S.A. posted sales of US$81.7 million, compared to US$82.7 million in 2003. The Company posted a net loss of US$16.1 million, compared to a net loss of US$17.6 million in 2003. This result is mainly due to a better non-operating result, due to a lower Peso/US Dollar exchange rate that favorably affects the company's net liabilities in US Dollars and lower interest expenses. The latter was partially compensated by a lower operating result, mainly as a consequence of higher depreciation charges. EBITDA reached US$11.8 million, almost flat compared to 2003. This figure includes a depreciation charge of US$27.3 million (US$24.8 million charge in 2003) mainly coming from the HFC network acquired in July 2000. Metropolis-Intercom ended the period with 224,769 basic subscribers (231,925 in 2003), 26,994 premium subscribers (31,499 in 2003), 38,158 broad-band Internet subscribers (34,462 in 2003) and 10,764 IP Telephony subscribers (3,639 in 2003).

                               METROPOLIS-INTERCOM
                                    12/31/04       12/31/03        % Change
Basic Subscribers (1)                 224,769        231,925          -3.1%
Premium customers                      26,994         31,499         -14.3%
Internet customers                     38,158         34,462          10.7%
IP Telephony customers                 10,764          3,639         195.8%
Home Passed                         1,213,768      1,192,891           1.8%


                                        YE04           YE03      YE04 vs. YE03
Sales (US$ Million)                     81.7            82.7          -1.2%
EBITDA (US$ Million)                    11.8            11.9          -1.0%
Net Profit (loss) (US$ Million)        (16.1)          (17.6)          8.1%

(1) Includes Premium, Internet and IP Telephony customers.




                                  #############

This release may contain certain forward-looking statements (as that term is used in U.S. securities laws) regarding anticipated results of operations, financial condition, business operations or strategy of Cristalerias de Chile or its consolidated subsidiaries. Forward-looking statements may be identified by the use of words such as "anticipates," "believes," "expects," "predicts," "intends," "estimates," "should" or "may" or similar expressions relating to statements that are not of historical facts. Such forward-looking statements are believed to be reasonable, but are not guarantees of future performance. Actual results could vary from our objectives or expectations due to many factors including, among others, changes in consumer beverage preferences, new technologies, a downturn in the Chilean wine industry, significant disruption of the Chilean media market, the macroeconomic performance of Chile and the behavior of Latin American markets more generally.



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                                                                            13

                           CRISTALERIAS DE CHILE S.A.
                        CONSOLIDATED FINANCIAL STATEMENTS
     (Restated for general price-level changes and expressed in millions of
                       US Dollars as of December 31, 2004)
                        1 US Dollar = 557.4 Chilean Pesos

BALANCE SHEET

                                                      As of December 31
                                                    ---------------------
                                                      2004        2003
ASSETS                                                MUS$        MUS$
-------------------------------------------         --------    ---------

Cash, time deposits, marketable securities           191.4        147.4
Receivables                                           98.3         84.9
Inventories, net                                      69.6         58.6
Other current assets                                   4.4         12.2
                                                     -----        -----
TOTAL CURRENT ASSETS                                 363.8        303.1
                                                     -----        -----
NET P.P.&E.                                          246.6        250.3
                                                     -----        -----
Investment in related companies                      179.6        189.5
Long-term receivables                                 15.1         16.9
Goodwill on investments                                0.3          1.5
Accounts receivable, related companies                 2.2          0.0
Others                                                29.2         43.9
                                                     -----        -----
TOTAL OTHER ASSETS                                   226.3        251.9
                                                     -----        -----
TOTAL ASSETS                                         836.7        805.3
                                                     =====        =====

LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term & short-term debt        28.4         11.1
Dividends payable                                      1.2          0.9
Accounts and notes payable                            25.7         24.7
Provisions, withholdings, income taxes                29.0         26.0
Advances from customers                                4.2          5.6
                                                     -----        -----
TOTAL CURRENT LIABILITIES                             88.5         68.3
                                                     -----        -----
Long-term bank liabilities and bonds payable         198.3        226.1
Miscellaneous creditors                               13.7          0.5
Provisions and others                                  8.5         21.3
                                                     -----        -----
TOTAL LONG-TERM LIABILITIES                          220.4        247.9
                                                     -----        -----
MINORITY INTEREST                                     75.5         69.3
                                                     -----        -----
TOTAL SHAREHOLDERS' EQUITY                           452.2        419.9
                                                     -----        -----
TOTAL LIAB. & SHAREHOLDERS' EQUITY                   836.7        805.3
                                                     =====        =====

STATEMENT OF INCOME
                                            Full Year            Fourth
                                        ended December 31        quarter
                                        -----------------    ---------------
                                         2004      2003       2004     2003
                                         MUS$      MUS$       MUS$     MUS$
                                        ------   -------     ------   ------
OPERATING RESULTS:
Net sales                                329.5    312.5       89.3     85.8
Cost of sales                           (202.1)  (194.3)     (52.9)   (51.1)
Selling and administrative expenses      (54.4)   (48.9)     (14.7)   (15.1)
                                        ------   ------      -----    -----
OPERATING INCOME                          73.0     69.2       21.7     19.6
                                        ------   ------      -----    -----

NON-OPERATING RESULTS:

 Cordillera Comunicaciones Ltda          (11.8)   (12.5)      (1.9)    (2.9)
 Editorial Zig-Zag                         0.1      0.0        0.3      0.3
 Vina Los Vascos S.A.                      1.2      1.3        0.4      0.4
 Rayen Cura S.A.I.C.                       2.5      1.7        1.0      0.4
 Envases CMF                               1.9      1.3        1.3      0.6
 Ediciones Chiloe                         (0.0)    (0.1)       0.1      0.0
 Others                                   (0.0)    (0.0)      (0.0)    (0.0)
                                        ------   ------      -----    -----
Equity in net income related
   companies (net)                        (6.1)    (8.3)       1.1     (1.1)

Interest expense (net)                    (8.5)    (7.8)      (2.5)    (2.3)
Other nonrecurring expense (net)          (4.1)    (1.5)      (2.0)     0.3
Goodwill amortization                     (1.1)    (1.1)      (0.2)    (0.2)
Price-level restatement                   (2.1)    (1.5)      (0.3)    (0.3)
Exchange Rate Variations                  11.4    (31.4)       7.1     (8.9)
                                        ------   ------      -----    -----
NON-OPERATING INCOME                     (10.5)   (51.5)       3.1    (12.4)
                                        ------   ------      -----    -----

Income tax                               (10.6)    (2.5)      (3.2)     0.4
Extraordinary Items                         -        -          -        -
Minority interest                         (7.2)    (3.4)      (2.5)    (0.2)
                                        ------   ------      -----    -----
NET INCOME                                44.6     11.8       19.1      7.4
                                        ======   ======      =====    =====



-------------------------------------------------------------------------------

                              CRISTALERIAS DE CHILE
                        CONSOLIDATED FINANCIAL STATEMENTS
             (Restated for general price-level changes and expressed
             in millions of Chilean Pesos as of December 31, 2004)
                       1 US Dollar = 557.4 Chilean Pesos

BALANCE SHEET



                                                     As of December 31
                                                  -----------------------
                                                    2004           2003
ASSETS                                              MCh$           MCh$
-------------------------------------------       --------       --------

Cash, time deposits, marketable securities         106,701         82,153
Receivables                                         54,818         47,321
Inventories, net                                    38,801         32,686
Other current assets                                 2,474          6,796
                                                   -------        -------
TOTAL CURRENT ASSETS                               202,795        168,957
                                                   -------        -------
NET P.P.&E.                                        137,433        139,544
                                                   -------        -------
Investment in related companies                    100,105        105,636
Long-term receivables                                8,404          9,418
Goodwill on investments                                154            846
Accounts receivable, related companies               1,224              3
Others                                              16,269         24,490
                                                   -------        -------
TOTAL OTHER ASSETS                                 126,157        140,393
                                                   -------        -------

TOTAL ASSETS                                       466,385        448,894
                                                   =======        =======


LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term & short-term debt      15,813          6,174
Dividends payable                                      654            516
Accounts and notes payable                          14,343         13,769
Provisions, withholdings, income taxes              16,183         14,486
Advances from customers                              2,349          3,112
                                                   -------        -------
TOTAL CURRENT LIABILITIES                           49,340         38,057
                                                   -------        -------
Long-term bank liabilities and bonds payable       110,512        126,045
Miscellaneous creditors                              7,639            279
Provisions and others                                4,723         11,860
                                                   -------        -------
TOTAL LONG-TERM LIABILITIES                        122,873        138,183
                                                   -------        -------
MINORITY INTEREST                                   42,098         38,624
                                                   -------        -------
TOTAL SHAREHOLDERS' EQUITY                         252,073        234,030
                                                   -------        -------

TOTAL LIAB. & SHAREHOLDERS' EQUITY                 466,385        448,894
                                                   =======        =======

STATEMENT OF INCOME
                                            Full Year              Fourth
                                          ended December 31        quarter
                                         -------------------  ------------------
                                           2004      2003       2004      2003
                                           MCh$      MCh$       MCh$      MCh$
                                         --------  --------   --------  --------
OPERATING RESULTS:
Net sales                                183,645    174,190    49,801    47,810
Cost of sales                           (112,640)  (108,328)  (29,510)  (28,462)
Selling and administrative expenses      (30,338)   (27,279)   (8,190)   (8,439)
                                        --------   --------   -------   -------
OPERATING INCOME                          40,668     38,583    12,101    10,908
                                        --------   --------   -------   -------

NON-OPERATING RESULTS:
 Cordillera Comunicaciones Ltda          (6,593)     (6,973)   (1,063)   (1,593)
 Editorial Zig-Zag                           30          25       142       190
 Vina Los Vascos S.A.                       683         706       200       217
 Rayen Cura S.A.I.C.                      1,408         945       570       209
 Envases CMF                              1,082         724       707       359
 Ediciones Chiloe                           (24)        (80)       42        24
 Others                                     (12)         (0)       (7)       (0)
                                        --------   --------   -------   -------
Equity in net income related
  companies (net)                         (3,425)    (4,652)      591      (594)

Interest expense (net)                    (4,742)    (4,342)   (1,378)   (1,278)
Other nonrecurring expense (net)          (2,268)      (828)   (1,125)      162
Goodwill amortization                       (616)      (592)     (135)     (117)
Price-level restatement                   (1,147)      (823)     (169)     (156)
Exchange Rate Variations                   6,334    (17,491)    3,947    (4,951)
                                        --------   --------   -------   -------
NON-OPERATING INCOME                      (5,863)   (28,728)    1,731    (6,934)
                                        --------   --------   -------   -------

Income tax                                (5,928)    (1,381)   (1,797)      248
Extraordinary Items                            -          -         -         -
Minority interest                         (4,017)    (1,887)   (1,412)     (112)
                                        --------   --------   -------   -------
NET INCOME                                24,861      6,587    10,623     4,111
                                        ========   ========   =======   =======



-------------------------------------------------------------------------------

                             CRISTALERIAS DE CHILE S.A.
                        INDIVIDUAL FINANCIAL STATEMENTS
            (Restated for general price-level changes and expressed
               in millions of US Dollars as of December 31, 2004)
                       1 US Dollar = 557.4 Chilean Pesos

BALANCE SHEET


                                                      As of December 31
                                                    ---------------------
                                                      2004         2003
ASSETS                                                MUS$         MUS$
-------------------------------------------         --------     --------

Cash, time deposits, marketable securities            160.0        118.6
Receivables                                            52.0         43.6
Inventories, net                                       11.2          8.7
Other current assets                                    1.3          5.2
                                                      -----        -----
TOTAL CURRENT ASSETS                                  224.5        176.1

NET P.P.&E.                                           137.2        142.0

Investment in related companies                       274.1        269.5
Long-term receivables                                   0.2          0.2
Goodwill on investments                                 3.2          3.5
Accounts receivable, related companies                 36.9         38.2
Others                                                  5.2         20.6
                                                      -----        -----
TOTAL OTHER ASSETS                                    319.5        332.1
                                                      -----        -----

TOTAL ASSETS                                          681.3        650.2
                                                      =====        =====

LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term debt                      18.7          3.4
Dividends payable                                       1.2          0.9
Accounts and notes payable                             10.3         10.6
Provisions, withholdings, income taxes                 19.4         14.6
                                                      -----        -----
TOTAL CURRENT LIABILITIES                              49.5         29.5
                                                      -----        -----
Long-term bank liabilities and bonds payable          161.8        182.2
Miscellaneous creditors                                 0.1          0.3
Provisions                                             12.2         13.9
Others                                                  5.4          4.5
                                                      -----        -----
TOTAL LONG-TERM LIABILITIES                           179.5        200.8
                                                      -----        -----
TOTAL SHAREHOLDERS' EQUITY                            452.2        419.9
                                                      -----        -----

TOTAL LIAB. & SHAREHOLDERS' EQUITY                    681.3        650.2
                                                      =====        =====

STATEMENT OF INCOME

                                          Full Year                Fourth
                                       ended December 31           quarter
                                       -----------------      -----------------
                                        2004       2003        2004       2003
                                        MUS$       MUS$        MUS$       MUS$
                                       ------     ------      ------     ------
OPERATING RESULTS:
Net sales                               136.4      137.1       36.9       37.1
Cost of sales                           (80.1)     (82.1)     (22.2)     (21.1)
General and administrative expenses     (12.2)     (10.2)      (3.7)      (3.1)
                                        -----      -----      -----      -----
OPERATING INCOME                         44.1       44.8       11.1       13.0
                                        -----      -----      -----      -----

NON-OPERATING RESULTS:
 CristalChile Comunicaciones            (11.9)     (12.5)      (1.9)      (2.9)
 S.A. Vina Santa Rita                     8.2        3.9        3.0        0.2
 Envases CMF S.A.                         1.9        1.3        1.3        0.6
 Ciecsa S.A.                              8.2        4.7        4.5        3.2
 Cristalchile Inversiones S.A.            2.5        2.2        1.3        1.3
 Others                                  (0.0)      (0.0)      (0.0)      (0.0)
                                        -----      -----      -----      -----
Equity in net income related
  companies (net)                         8.9       (0.5)       8.0        2.4


Interest expense (net)                   (5.6)      (4.6)      (1.8)      (1.5)
Other nonrecurring expense (net)         (0.9)      (0.7)      (0.4)      (0.1)
Goodwill amortization                    (0.3)      (0.3)      (0.1)      (0.1)
Price-level restatement                  (1.0)      (0.9)      (0.0)      (0.2)
Exchange Rate Variations                  7.0      (23.3)       4.7       (5.2)
                                        -----      -----      -----      -----
NON-OPERATING INCOME                      8.1      (30.3)      10.5       (4.6)
                                        -----      -----      -----      -----

Income tax                               (7.7)      (2.7)      (2.5)      (1.1)
Amortization of negative goodwill          -          -          -          -
Extraordinary Items                        -          -          -          -
                                        -----      -----      -----      -----
NET INCOME                               44.6       11.8       19.1        7.4
                                        =====      =====      =====      =====

SALES VOLUME                           Th Tons    Th Tons    Th Tons    Th Tons
                                        -----      -----      -----      -----
Glass sales in Th tons                  273.0      259.6       76.1       73.7
                                        =====      =====      =====      =====


-------------------------------------------------------------------------------

                           CRISTALERIAS DE CHILE S.A.
                        INDIVIDUAL FINANCIAL STATEMENTS
            (Restated for general price-level changes and expressed
             in millions of Chilean Pesos as of December 31, 2004)
                       1 US Dollar = 557.4 Chilean Pesos

BALANCE SHEET
                                                    As of December 31
                                                  ---------------------
                                                    2004         2003
ASSETS                                              MCh$         MCh$
------------------------------------------        --------     --------

Cash, time deposits, marketable securities         89,183        66,091
Receivables                                        28,996        24,279
Inventories, net                                    6,239         4,867
Other current assets                                  725         2,899
                                                  -------       -------
TOTAL CURRENT ASSETS                              125,144        98,137
                                                  -------       -------
NET P.P.&E.                                        76,483        79,164
                                                  -------       -------
Investment in related companies                   152,781       150,233
Long-term receivables                                 106           137
Goodwill on investments                             1,764         1,940
Accounts receivable, related companies             20,569        21,308
Others                                              2,890        11,486
                                                  -------       -------
TOTAL OTHER ASSETS                                178,110       185,105
                                                  -------       -------

TOTAL ASSETS                                      379,737       362,405
                                                  =======       =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term debt                  10,440         1,872
Dividends payable                                     653           515
Accounts and notes payable                          5,714         5,916
Provisions, withholdings, income taxes             10,798         8,121
                                                  -------       -------
TOTAL CURRENT LIABILITIES                          27,605        16,424
                                                  -------       -------
Long-term bank liabilities and bonds payable       90,211       101,539
Miscellaneous creditors                                29           152
Provisions                                          6,796         7,728
Others                                              3,023         2,533
                                                  -------       -------
TOTAL LONG-TERM LIABILITIES                       100,058       111,952
                                                  -------       -------
TOTAL SHAREHOLDERS' EQUITY                        252,073       234,030
                                                  -------       -------

TOTAL LIAB. & SHAREHOLDERS' EQUITY                379,737       362,405
                                                  =======       =======



STATEMENT OF INCOME
                                            Full Year            Fourth
                                        ended December 31        quarter
                                        ------------------  ------------------
                                          2004      2003      2004      2003
                                          MCh$      MCh$      MCh$      MCh$
                                        --------  --------  --------  --------
OPERATING RESULTS:
Net sales                                76,048    76,413    20,591    20,675
Cost of sales                           (44,659)  (45,752)  (12,358)  (11,734)
General and administrative expenses      (6,800)   (5,706    (2,053)   (1,704)
                                        -------   -------   -------   -------
OPERATING INCOME                         24,588    24,955     6,180     7,237
                                        -------   -------   -------   -------

NON-OPERATING RESULTS:
 CristalChile Comunicaciones             (6,632)   (6,983)   (1,072)   (1,602)
 S.A. Vina Santa Rita                     4,572     2,171     1,654       100
 Envases CMF S.A.                         1,082       724       707       359
 Ciecsa S.A.                              4,552     2,604     2,483     1,771
 Cristalchile Inversions S.A.             1,410     1,219       713       733
 Others                                     (13)       (1)       (8)       (0)
                                        -------   -------   -------   -------
Equity in net income related
  companies (net)                         4,971      (266)    4,477     1,360


Interest expense (net)                   (3,098)   (2,543)   (1,011)     (843)
Other nonrecurring expense (net)           (505)     (389)     (204)      (42)
Goodwill amortization                      (176)     (176)      (44)      (44)
Price-level restatement                    (575)     (493)      (26)      (87)
Exchange Rate Variations                  3,919   (13,001)    2,645    (2,880)
                                        -------   -------   -------   -------
NON-OPERATING INCOME                      4,536   (16,868)    5,838    (2,536)
                                        -------   -------   -------   -------

Income tax                               (4,264)   (1,500)   (1,395)     (590)
Amortization of negative goodwill             -         -         -         -
Extraordinary Items                           -         -         -         -
                                        -------   -------   -------   -------
NET INCOME                               24,861     6,587    10,623     4,111
                                        =======   =======   =======   =======

SALES VOLUME                            Th Tons   Th Tons   Th Tons   Th Tons
                                        -------   -------   -------   -------
Glass sales in Th tons                    273.0     259.6      76.1      73.7
                                        =======   =======   =======   =======

-------------------------------------------------------------------------------

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GLASSWORKS OF CHILE
                                       (Registrant)

                                       By:  /s/ Benito Bustamante C.
                                          -----------------------------------
                                            Benito Bustamante C.
                                            Controller

Date:  March 15, 2005